(Translation)

File No. 82-34816

March 15, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Withdrawal of Petition for Provisional Disposition Filed by Subsidiary (SEGA CORPORATION)

Notice is hereby given that as of March 7, 2006, SEGA CORPORATION (Head office: Tokyo, President, Representative Director and COO: Hisao Oguchi; hereinafter "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC., withdrew its petition for provisional disposition filed to suspend the execution of the patent owned by SEGA against Taito Corporation on October 28, 2005, as described in the attachment hereto.

- END -

dw 4/3

SEGA **SEGA SAMMY GROUP**

- NEWS RELEASE -

March 15, 2006
SEGA CORPORATION

Withdrawal of Petition for Provisional Disposition to Suspend the Execution of the Patent Owned by SEGA CORPORATION

On March 7, 2006, SEGA CORPORATION (Head office: Tokyo, President, Representative Director and COO: Hisao Oguchi; hereinafter "SEGA") withdrew its petition for provisional disposition filed as of October 28, 2005 and pending at the Tokyo District Court to suspend the execution of the patent owned by SEGA against Taito Corporation (hereinafter "Taito").

SEGA considered that "DINOKING BATTLE CARD GAME", an arcade game machine marketed by Taito, had infringed the patent (No. 3712122) owned by SEGA with regard to "The King of Beetle MUSHIKING", an arcade game machine, and filed with the Tokyo District Court a petition for provisional disposition to suspend the production, use, sale, etc. of the product by Taito. However, during the trial, SEGA reached a settlement with Taito with regard to the petition for provisional disposition and determined to withdraw it.

SEGA will, through its operating activities, continue to provide good entertainment contents and services for the development of the amusement industry.

- END -

* The company and product names appearing herein are the registered trademarks or trademarks of the relevant parties.